TOMBSTONE EXPLORATION CORPORATION

December 30, 2008

William Thompson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Tombstone Exploration Corporation

File No. 0-29922

SEC Comment letter dated December 11, 2008

Dear Mr. Thompson:

On behalf of Tombstone Exploration Corporation (the “Company”), a Canadian corporation, pleased be advised that we have received and reviewed your letter dated December 11, 2008 pertaining to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2007, as filed with the Securities & Exchange Commission (the “Commission”) on July 15, 2008.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM 20-F

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated December 11, 2008.

1)

We have revised the 20-F/A filing to ensure that all reported numbers are consistent with the financial statement numbers.

2)

We have revised the filing to remove the cumulative translation adjustment as the differences related to foreign exchange gain and loss, not translation of assets.

3)

We have revised the net loss amount on page 23 of our filing to agree with the financial statement numbers.

4)

We have revised our financial statements to include the notion “Restated – Note 10” on the accumulated column of the statement of operations, statement of cashflow, and for the statement of stockholders’ equity for the year ended December 31, 2007.

5)

We have reviewed footnote 7 of SFAS 7 and determined that, based on the dormancy, the inception date should be the date in which the Company determined reactivation from its dormancy state.  Although the Company formally acquired an asset on November 27, 2006, the Company issued common shares and performed due diligence on the acquisition prior to November 27, 2006.  As such, management of the Company has determined that a reasonable date of inception to be January 1, 2006 which would incorporate all of the consulting and professional fees required to re-activate the Company’s operations.

We have revised our Statement of Stockholders’ Equity to include all information since inception on January 1, 2006.  All accumulated operations from the Company’s original inception date of October 1, 1997 to its dormancy date has been re-allocated to discontinued operations and shown as “accumulated deficit” on the balance sheet.  All operating costs from January 1, 2006 to December 31, 2007 have been shown as “accumulated deficit during the exploration stage” on the Company’s balance sheet.

6)

We have revised our financial statements to include asset impairment charges as operating expenses; however, based on the review of comment #5, we have allocated all impairment charges with the exception of the impairment of the $900,000 mineral claim purchased on November 27, 2006, as discontinued operations as charges that were incurred prior to our dormancy date.

7)

We have adjusted the effects on exchange rate of cash and recorded the net foreign exchange effects of the other assets and liabilities in their respective accounts.  As such, there are no translation gains or losses attributed to cash.

8)

We have determined the measurement date for the issuance of common shares based on a signed agreement date between the Company and the shareholder for all transactions that had a signed agreement.  For issuances with no signed agreements, we used the measurement date as the date that the Company’s management or board of directors formally approved the issuance of common shares.  We have added further disclosure throughout Note 5 of our financial statements.

9)

We have revised the adjustment related to impairment of mineral properties to $900,000.  On the original filed balance sheet for the year ended December 31, 2007, the mineral property asset on the balance sheet was noted at $893,620.  The difference of $6,380 was related to a bookkeeping error and is not considered material to adjust.

10)

We have reviewed the comment, and have adjusted the bulled point accordingly.

11)

The reconciliation of the common shares issued during the year ended December 31, 2006 is as follows:

Transaction	Amount	Cumulative
Original Reported Balance		$8,651,588
Cancellation of 207,563 common shares	$(20,756)	$8,630,832
Issuance of 4,000,000 common shares	$400,000	$9,030,832
Settlement of debt by issuance of shares	$(21,582)	$9,009,250
Issuance of 1,473,000 common shares	$147,300	$9,156,550

The issuance of common shares to settle amounts due to related parties in fiscal 2006 had no effect on fiscal 2007 as the transaction was originally recorded in 2007 despite the fact that the settlement agreement and the number of common shares were finalized during fiscal 2006.  The common shares issued for the consulting contract (recorded as prepaid expenses) were finalized and approved in fiscal 2006 and issued in fiscal 2007.  As the consulting contract was cancelled in late fiscal 2007, there are no effects to the fiscal 2007 financial statements.

As such, there are no effects from the issuance of common shares relating to the settlement of related party debt or settlement of consulting contracts as the adjustments merely pertained to timing errors noted from the original filed financial statements.

12)

We have revised our financial statements to include the effects of the restatement to the accumulated columns of both the Statement of Operations and Statement of Cashflows from the period of inception (January 1, 2006) to December 31, 2007.

13)

We have revised the tables in Note 10 of the financial statements to correspond with all financial data noted on the Balance Sheet, Statement of Operations, Statement of Cashflows, and Statement of Stockholders’ Equity.

In connection with the Company’s responding to the comments set forth in the December 11, 2008 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and all related documents have also be filed via the EDGAR system.

Thank you for your courtesies. Please contact Luis Carrillo, Esq. at (619) 399-3102 with any questions.

Very truly yours,

/s/ Alan. M. Brown

Alan M. Brown, CEO

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